

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Kim Kwan Kings Wong
Chief Executive Officer
Top Wealth Group Holding Ltd
Units 714 & 715
7F, Hong Kong Plaza
118 Connaught Road West
Hong Kong

> **Re: Top Wealth Group Holding Ltd**
> **Registration Statement on Form F-1**
> **Filed November 21, 2023**
> **File No. 333-275684**

Dear Kim Kwan Kings Wong:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed November 21, 2023

Capitalization, page 50

1. Refer to the Capitalization table and please address the following:

    •   Reconcile the amount shown for short-term and long-term debt with the amounts included in the June 30, 2023 balance sheet on page F-2. In this regard, it appears the amount of debt disclosed in the Capitalization is substantially higher than the actual amount in the balance sheet.

    •   Reconcile the actual amounts disclosed in the equity section for the line items ordinary shares and retained earnings with the disclosures in the balance sheet on page F-2. In this regard, we note the disclosure in footnote 2 to the Capitalization table that you are giving retroactive impact to the October 12, 2023 issuance of

26,999,250 shares. As such, the audited and unaudited historical financial statements and related financial information presented in the filing should give retroactive effect to this forward stock split for all periods presented. Refer to SAB Topic 4(D) and FASB ASC 260-10-55-12.

- Disclose in the foremost part of the registration statement that the financial statements and related financial information gives effect to your issuance on October 12, 2023 of 26,999,250 Ordinary Shares in aggregate to your existing shareholders proportional to their shareholding, which became effective immediately, resulting in 27,000,000 Ordinary Shares issued and outstanding after the share issue. We note you first refer to this as the Pro Rata Share Issuance on page 65, which should be given more prominent disclosure.

Exhibits

2. Please file your corporate documents as currently in effect and any amendments thereto, as required by Item 601(b)(3) of Regulation S-K. In this regard, we note the reference on page 104 to a certificate of incorporation under Cayman Islands law, and a number of references to your post-offering amended and restated memorandum and articles of association.

3. Refer to the Exhibit 23.1 consent from Onestop Assurance PAC. Please have the auditor revise the opening of the first paragraph to clarify that the financial statements are included in the Form F-1. The current disclosure states they have been incorporated by reference.

4. We note that you are offering 2,000,000 shares and have granted the underwriters an option to purchase up to an additional 300,000 shares to cover over-allotments. Please revise Exhibit 107 to include the over-allotment shares, or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jason Ye